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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                      PIRANHA INTERACTIVE PUBLISHING, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  724251 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 1, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 724251 10 3
--------------------------------------------------------------------------------

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Timothy M. Brannan
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization

    U.S.A.
--------------------------------------------------------------------------------
              5.  Sole Voting Power
                  440,617
Number of     ------------------------------------------------------------------
Shares        6.  Shared Voting Power
Beneficially      1,072,042 (1)
Owned by      ------------------------------------------------------------------
Each          7.  Sole Dispositive Power
Reporting         440,617
Person        ------------------------------------------------------------------
With:         8.  Shared Dispositive Power
                  0
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    1,512,659 (1)
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
    [ ]  N/A
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

    47% based upon 3,200,000 shares outstanding at 12/31/98.
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)
    IN
--------------------------------------------------------------------------------

                                Page 2 of 6 Pages

ITEM 1(A)  NAME OF ISSUER:

           Piranha Interactive Publishing, Inc.

ITEM 1(B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           1839 West Drake, Suite B
           Tempe, Arizona 85283

ITEM 2(A)  NAME OF PERSON FILING:

           Timothy M. Brannan

ITEM 2(B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           See Item 1(b)

ITEM 2(C)  CITIZENSHIP:

           U.S.A.

ITEM 2(D)  TITLE OF CLASS OF SECURITIES:

           Common Stock

ITEM 2(E)  CUSIP NUMBER:

           724251 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

           (b) [ ] Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c);

           (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

           (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

           (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

                                Page 5 of 6 Pages

           (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

           (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

           N/A

ITEM 4.    OWNERSHIP.

           (A) AMOUNT BENEFICIALLY OWNED:

               1,512,659 (1)

           (B) PERCENT OF CLASS:

               47%

          (C)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

               (i)   Sole power to vote or to direct the vote:

                     440,617

               (ii)  Shared power to vote or to direct the vote:

                     1,072,042 (1)

               (iii) Sole power to dispose or to direct the disposition of:

                     440,617

               (iv)  Shared power to dispose or to direct the disposition of:

                                Page 6 of 6 Pages

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

          N/A

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          N/A

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          N/A

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          N/A

ITEM 10.  CERTIFICATION

          N/A

______________

(1) As reported in the original Schedule 13G, Timothy Brannan had beneficial ownership of an aggregate of 1,600,000 shares of outstanding Common Stock. Of those shares, 440,617 are held directly by Mr. Brannan, 887,653 are held in a Voting Trust Agreement, of which Mr. Brannan is voting trustee, and the remaining 271,730 were held subject to an Irrevocable Proxy Agreement, of which Mr. Brannan is proxy holder. Mr. Brannan does not have dispositive power with respect to any of the shares held subject to the Voting Trust Agreement or the Irrevocable Proxy Agreement. On December 1 and December 4, 1998, four shareholders owning an aggregate of 87,341 shares withdrew such shares from the Irrevocable Proxy Agreement. This amendment is being filed to reflect a reduction in the number of shares controlled by Mr. Brannan as a result of such shares being withdrawn from the Irrevocable Proxy Agreement. To the extent that any of such shares were sold or otherwise transferred after being withdrawn from the Irrevocable Proxy Agreement, Mr. Brannan did not receive any proceeds from such sales.

                                Page 7 of 6 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 16, 1999
                                             -----------------------------------
                                             Date


                                             /s/ Timothy M. Brannan
                                             -----------------------------------
                                             Signature


                                             Timothy M. Brannan
                                             -----------------------------------
                                             Name/Title


                                Page 6 of 6 Pages